Exhibit 99.2

Announcement

CABLE & WIRELESS ANNOUNCES APPOINTMENTS

Cable and Wireless plc today, 10 November 2004, announced its results for the six months to 30 September 2004/5. The group also commented on mid-term progress on its programme to reshape the company and announced a number of organisational changes to further strengthen the business as the group moves to the next stage of its development.

As a consequence Cable & Wireless is announcing a number of management changes.

Having made good progress with the restructuring of its National Telco business, exited the US and a number of non-core overseas operation, chief operating officer, Kevin Loosemore has announced that he will step down from the Board on 1 December 2004. He will leave the company at the end of March 2005.

Kevin Loosemore has been chief operating officer of the group since April 2003. In his first fifteen months the focus of the Board was largely on the priorities set out in June 2003, namely exiting the USA, building on National Telcos and restructuring the UK to drive performance. The group then moved to the second phase of that programme in which the chief executive focused increasingly on the restructuring of the UK business and the chief operating officer on the National Telcos. Kevin indicated then that he preferred not to take on a role that was exclusively based outside of the UK although he agreed to continue with the role on an interim basis.

The Board today announces the appointment of Harris Jones to the Board in the new post of executive director of international businesses. Reporting to chief executive Francesco Caio, Mr Jones will take responsibility for the National Telcos and for carrier services. He joins the main Board on 1 December.

Mr Jones has international experience in the telecoms industry, as chief executive officer of T-Mobile UK after its acquisition by Deutsche Telekom and previously as a senior executive with Omnipoint Communications and with Sprint Spectrum.

Cable & Wireless chairman Richard Lapthorne said:

“The group has made more rapid progress than expected against the priorities set out in June 2003, particularly the exit from the US and other non-core markets and our needs have changed. I am extremely grateful to Kevin for the important role he has played in the first part of our programme. Having disposed of a number of non-core overseas businesses and made good progress with the restructuring of National Telcos, Kevin and the Board recognise that we have now outlived the need for a wide-ranging chief operating officer role. The Board would like to thank Kevin and wish him well as he develops a plural life as a non-executive director.

“As we have separately announced, our chief executive Francesco Caio will assume direct control of all UK operations in the new Cable & Wireless. I am pleased to announce the appointment of Harris Jones to the Board as executive director of international businesses. Harris brings world class telecoms experience to his new role and I look forward to his joining the business.”

The group also announced a series of non-board senior appointments as part of the restructuring of its UK and European operations around its key customer segments.

Jose-Miguel Garcia has been appointed head of business sales. Mr Garcia was chief executive officer of Cable & Wireless Panama from 2002 – 4. He joined Cable & Wireless in January 2000 and has been responsible for C&W Iberia and Head of Enterprise Markets in Europe.

Frank Mount, joins the group as head of operations. He was, until recently Leader of European Operations for T-Mobile International and was responsible for network operations outside North America. He was previously Chief Technology Officer for T-Mobile UK ltd and has been CTO for Viatel Inc and held similar senior roles with Primos Communications, US Cable and MCI Telecommunications Inc. He spent 18 years with AT&T where he began his telecoms career in 1967.

Laurence Huntley joined the group as head of group marketing in August having been Vice President of Marketing for Equant Network Services, Vice President of Strategy for Equant NV and latterly ran his own consultancy.

The heads of business sales, operations, group marketing and the executive director of international businesses each report to the chief executive.

Alan Whelan has been appointed head of carrier services. He has 20 years experience in IT and telecommunications – most recently leading AT&T’s Global Service Provider Markets team, with responsibility for managing almost $2 billion of business with non-US carriers. He previously held senior positions with Concert & BT. He will report to the executive director of international businesses.

Chief executive Francesco Caio said:

“Together this team brings high level international experience from the world’s leading telecoms businesses. I am delighted that that they have taken up the challenge to drive the Cable & Wireless business forward.”

The group earlier announced a new organisational structure for the UK and Europe, organised around key customer segments, with a central operations and a group-marketing unit each reporting to the chief executive. The restructuring of the UK and the consequent creation of a smaller leadership team has removed the need for an additional UK chief executive. Royston Hoggarth has therefore decided to leave the Group.

“I am very grateful to Royston for his considerable commitment and achievement as chief executive of the UK in the first eighteen months of our stabilisation programme. I would like to thank him for his contribution to this restructuring and for his willingness to help the organisation complete this transition.” said Mr Caio. Ends

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